Exhibit 99.5

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Total Takes a 25% Stake in the Mexican LNG
Re-gasification Terminal of Altamira

Paris – October 2, 2003 — The Total Group announces that it has signed an agreement with an affiliate of the Royal Dutch/ Shell group of companies to acquire a 25% stake in the Altamira LNG re-gasification terminal project. The LNG Terminal, located in the Port of Altamira on the eastern coast of Mexico near Tampico, is expected to start operation in the second half of 2006. The transaction remains subject to the approval of the relevant Mexican authorities.

Once the transaction is completed, Total will hold a 25% interest in two project companies. One is the marketing company Gas del Litoral, which was awarded by the Comisión Federal de Electricidad (CFE) the contract to supply 5 billion cubic metres per annum of natural gas for 15 years, from the new LNG re-gasification terminal. The other project company, Terminal de LNG de Altamira, will build, own and operate the terminal in the Port of Altamira.

“With the signing of this agreement, Total has taken yet another important step to grow the company’s worldwide LNG business,” said Yves-Louis Darricarrère, Total Executive Vice President, President of Gas and Power. “We are pleased to be working with Shell to provide Mexico with a secure gas supply in Altamira that the country needs to fuel its economic growth.”

This agreement marks Total’s first involvement in a LNG re-gasification terminal. Total is already a major LNG player, commercialising close to 6 million tonnes in 2002. The company holds stakes in five natural gas liquefaction plants worldwide.

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Total is the fourth largest oil and gas company in the world with operations in more than 120 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,000 employees worldwide. More information can be found on the company’s website: www.total.com